1934 Act Registration No. 1-14700

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of October 2021 (Commission File Number: 001-14700)
Taiwan Semiconductor Manufacturing Company Ltd. (Translation of Registrant’s Name Into English)
No. 8, Li-Hsin Rd. 6, Hsinchu Science Park, Taiwan, R.O.C. (Address of Principal Executive Offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in papers as permitted by Regulation S-T Rule 101(b)(1):□

Indicate by check mark if the registrant is submitting the Form 6-K in papers as permitted by Regulation S-T Rule 101(b)(7):□

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Taiwan Semiconductor Manufacturing Company Ltd.
Date:	October 25, 2021	By	/s/ Wendell Huang
Wendell Huang
Vice President & Chief Financial Officer

Taiwan Semiconductor Manufacturing Company Limited
("TSMC"; NYSE: TSM)

This is to report 1) the changes in the shareholdings of TSMC board of directors, executive officers and shareholders who own more than 10% of total outstanding common shares of TSMC; 2) the changes in the pledge of TSMC common shares by TSMC board of directors, executive officers and shareholders who own more than 10% of total outstanding common shares of TSMC; 3) the acquisition and disposition of assets by TSMC and its subsidiaries; 4) the capital appropriations approved by TSMC board of directors and 5) The unsecured bonds issued by TSMC and its subsidiaries for the month of September 2021.

1. The changes in the shareholdings of TSMC board of directors, executive officers and shareholders who own more than 10% of total outstanding common shares of TSMC:

Title	Name	Number of shares held as of		Changes
		08/31/2021	09/30/2021
Senior Vice President	Cliff Hou	440,445	441,422	977
Vice President	Doug Yu	235,000	250,000	15,000
Vice President and Chief Financial Office	Wendell Huang	1,651,692	1,651,705	13
Vice President	Geoffrey Yeap	8,000	12,000	4,000
Vice President	Jonathan Lee	331,522	332,173	651
Vice President	L.C. Lu	120,227	127,227	7,000
Note: Shareholdings include shares held by the related parties.

2. The changes in the pledge of TSMC common shares by TSMC board of directors, executive officers and shareholders who own more than 10% of total outstanding common shares of TSMC: Inapplicable

3. The acquisition and disposition of assets by TSMC and its subsidiaries:
Fixed-income investment: NT$2.7 billion of acquisition and NT$2.1 billion of disposition.

4. The capital appropriations approved by TSMC board of directors: Inapplicable.

5. The unsecured bonds issued by TSMC and its subsidiaries

Issuance	Tranche	Issuance Period	Total Amount (in billions)	Coupon Rate	Repayment and Interest Payment
110-5	-	Sept. 2021 ~ Sept. 2051	US$1.0	3.1%	Bullet repayment (callable on the 5th anniversary of the issue date and every anniversary thereafter); interest payable annually